Exhibit 12.1
GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine months ended September 27,	Year ended December 31,
	2013	2012	2011	2010	2009	2008
EARNINGS AS DEFINED
Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$1.7	$86.9	$91.4	$108.1	$79.9	$272.1
Preferred stock dividend (pre-tax equivalent)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)
Fixed charges	100.5	114.6	104.7	82.1	92.7	109.2
TOTAL EARNINGS, AS DEFINED	$101.9	$201.2	$195.8	$189.9	$172.3	$381.0
FIXED CHARGES, AS DEFINED
Interest expense	$87.9	$103.5	$94.8	$73.7	$82.1	$98.4
Amortization of capitalized expenses related to debt	2.8	3.3	4.4	3.3	4.5	5.7
Preferred stock dividend (pre-tax equivalent)	0.3	0.3	0.3	0.3	0.3	0.3
Interest component of rent expense	9.5	7.5	5.2	4.8	5.8	4.8
TOTAL FIXED CHARGES, AS DEFINED	$100.5	$114.6	$104.7	$82.1	$92.7	$109.2
RATIO OF EARNINGS TO FIXED CHARGES	1.0	1.8	1.9	2.3	1.9	3.5